March 30, 2011

Via EDGAR Correspondence

and Facsimile (703-813-6982)

Donald F. Delaney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

FOR COMMISSION USE ONLY

RE:	Magellan Petroleum Corporation, Form 10-K for the

Fiscal Year Ended June 30, 2010, Filed September 28, 2010

Definitive Proxy Statement, Filed October 25, 2010

File No. 001-05507

Dear Mr. Delaney:

Thank you for your recent letter providing comments on the disclosures contained in the above-captioned SEC filings of Magellan Petroleum Corporation (“we” or the “Company”).

We appreciate your input and trust that you will find this letter responsive. Set forth below in bold are comments in the Staff’s letter of February 22, 2011. Immediately following each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Form 10-K for the Fiscal Year Ended June 30, 2010

Properties, page 24

1.	We note you present the tabular information of your reserves, as required by Item 1202(a)(1) of Regulation S-K. Please provide this information on an oil-equivalent barrels basis in accordance with Item 1202(a)(2) of Regulation S-K.

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

The Company has reviewed Item 1202(a)(2) of Regulation S-K and agrees that the gas reserves are required to be reported in BOE equivalents. In future Form 10-K filings, we will make this disclosure in the table as well as adding an explanatory sentence just above the table as follows:

“The table shows reserves on a mboe basis in which natural gas is converted to an equivalent barrel of oil based on a 6:1 energy equivalent ratio.”

2.	We note you disclose probable and possible reserves. However, we could not find where you also discuss the uncertainty related to those reserve estimates. Refer to Item 1202(a)(5) of Regulation S-K, and revise your disclosure accordingly.

The Company has reviewed Item 1202(a)(5) of Regulation S-K and will in future filings make the following additional disclosures just below the reserves table in an effort to clearly explain the differing risks associated with the different reserve classifications:

Proved reserves. Estimates of proved developed and undeveloped reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

Probable reserves. Estimates of probable developed and undeveloped reserves are inherently imprecise. When producing an estimate of the amount of oil and gas that is recoverable from a particular reservoir, an estimated quantity of probable reserves is an estimate that is as likely as not to be achieved. Estimates of probable reserves are also continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

We use deterministic methods to estimate probable reserve quantities, and when deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible reserves. Estimates of possible developed and undeveloped reserves are also inherently imprecise. When producing an estimate of the amount of oil and gas that is recoverable from a particular reservoir, an estimated quantity of possible reserves is an estimate that might be achieved, but only under more favorable circumstances than are likely. Estimates of possible reserves are also continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

We use deterministic methods to estimate possible reserve quantities, and when deterministic methods are used to estimate possible reserve quantities, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir. Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and we believe that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

3.	Since you disclose probable and possible reserves, please also expand your disclosure to include your history of converting probable reserves to proved reserves and possible reserves to probable reserves. Please see Section V of Securities Act Release No. 33- 8995, Modernization of Oil and Gas Reporting.

In the United States, our acquisition of Nautilus Poplar, LLC occurred within our fiscal year ended June 30, 2010. Therefore we have no history of converting probable reserves to proved reserves and possible reserves to probable reserves. We began our initial drilling program in our fiscal year ending June 30, 2011 and we will provide the required disclosure beginning with our next annual report.

In Australia, the Company has no recent experience of converting possible reserves to probable reserves and probable reserves to proved reserves. In Australia, our possible and probable oil reserves relate to the Mereenie Field in Northern Territory, where there hasn’t been any drilling since 1997. In future filings, we will expand our disclosure to explain our probable and possible reserve status and explain any development plan that has been agreed to with the operator of the Mereenie Filed.

Production, page 26

4.	We note in the tabular presentation you provided the total production information that is required by Item 1204(a) of Regulation S-K, for each of your reported product types by geographical area. Please expand these disclosures to also provide production information by final product sold for each field that contains 15% or more of your total proved reserves, or explain to us why you concluded that the information for each significant field was not required.

The Company has reviewed Item 1204(a) of Regulation S-K and agrees that production for each field that contains 15% or more of our total proved reserves is required to be disclosed by final product sold.

The only fields representing 15% or more of our total proved reserves are the two Poplar Fields; Poplar East and Northwest Poplar. The final product sold in the U.S. is crude oil.

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

On page 30 under the table, please see footnote (1). This is where we disclosed the production by field for the fields representing greater than 15% of total proved reserves, which is also by final product sold. A copy this table and the related footnote are reproduced below.

Production

MPC’s production volumes, net of royalties, for gas and oil during the three years ended June 30, 2010, 2009 and 2008 are as follows (data for Canada has not been included since MPC is in a carried interest position and the data is not material):

	2010	2009	2008

Australia:

Gas (BOE)	481,000	863,000	945,000

Crude oil (bbl)	97,000	153,000	211,000

United States (1):

Crude oil (bbl)	42,000	—	—

(1)	Production by field was 37,000 bbls for Poplar East and 5,000 bbls for Northwest Poplar.

Undeveloped Acreage, page 27

5.	We note you disclosed your undeveloped oil and gas leasehold acreage. However, it does not appear that you disclosed information about related material minimum remaining terms of your leases and concessions. Please expand your disclosure to comply with the guidance in Item 1208(b) of Regulation S-K.

As of June 30, 2010, 6.11% of the total undeveloped acreage was subject to leases scheduled to expire in the next fiscal year. Of that acreage amount, 5.5% was held pursuant to leases that had expired and were not renewed as of September 28, 2010, the filing date of the June 30, 2010 Form 10-K. We did make note our intention not to renew these licenses on page 12 just under the list of our permits. We agree that material remaining lease terms should be disclosed in Item 2, Properties in conjunction with the table of undeveloped acreage. In future filings, we will include a note just under our table of undeveloped properties similar to the example below:

“Of the total undeveloped acreage (xxx gross, xxx net), as of June 30, 20xx, the portion of our net undeveloped acres that is subject to expiration over the next three years, if not successfully developed or renewed, is approximately xx% in 20xx, xx% in 20xx and xx% in 20xx.”

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

Financial Statements and Supplementary Data, page 49

Note 1 — Summary of Significant Accounting Policies, page 54

Revenue Recognition page 54

6.	We note you record crude oil transportation costs for Nautilus Poplar, LLC as a deduction from gross sales. Please tell us what consideration you gave to disclosing the amount of crude oil transportation costs not included as a component of production costs. Refer to FASB ASC Topic 605-45-50-2 for additional guidance.

After further review of the sales contract at Nautilus, we have determined that Nautilus oil is sold at the wellhead and therefore the company does not incur any transportation costs related to these oil sales. In future filings, we will clarify this in our disclosure similar to the example below:

The Company recognizes oil and gas revenue (net of royalties) from its interests in producing wells as oil and gas is produced and sold from those wells. Revenues from the sale and transportation of natural gas are recognized upon completion of the sale and when transported volumes are delivered. Other production related revenues are primarily MPAL’s share of gas pipeline tariff revenues which are recorded at the time of sale. The Company records pipeline tariff revenues on a gross basis with the revenue included in other production related revenues and the remittance of such tariffs are included in production costs. Government sales taxes related to MPAL’s oil and gas production revenues are collected by MPAL and remitted to the Australian government. Such amounts are excluded from revenue and expenses. Transportation costs incurred in connection with these MPAL deliveries are included in production costs.

Note 17 — Supplementary Oil and Gas Disclosure (Unaudited), page 78

7.	We note your disclosure at page 79 and in Exhibit 99.2 regarding the role of David Capon in the review of your Australian reserves estimates. Please disclose the qualifications of the technical person at your company who is primarily responsible for overseeing the preparation of your Australian oil and gas reserves estimates. In addition, please disclose the qualifications of the technical person primarily responsible for overseeing the United States reserves audit. In that regard, it does not appear that you have disclosed the qualifications of the technical person with Allen & Crouch Petroleum Engineers that is primarily responsible for overseeing the reserves audit related to your United States reserves. See Item 1202(a)(7) of Regulation S-K.

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

We agree that the qualifications of the technical person at our Company in Australia and the technical person at Allen & Crouch in the United States should have been disclosed. We will include a description of those qualifications in the supplementary Oil and Gas Disclosure footnote in our future Form 10-K filings in a manner similar to the disclosure below.

“Mervyn Cowie, Operations Director of Magellan Petroleum Australia Limited is the technical person at the Company who is responsible for overseeing the preparation of our Australian oil and gas reserves estimates. Mr. Cowie graduated from the University of Queensland in 1969 with a Bachelor of Science majoring in Geology & Mineralogy and is a Fellow of the Australasian Institute of Mining & Metallurgy. He has over 35 years experience in petroleum and mineral exploration and production in Australia, Indonesia, China and the U.S. and has over 10 years experience in reserve estimation in Australia.

Richard L. Vine P.E., of Allen & Crouch is the technical person responsible for overseeing the audit of our U.S. oil reserves estimates. Mr. Vine has a BS in Petroleum Engineering from the University of Wyoming and 31 years experience in property evaluation, reservoir, production, operations and drilling engineering as well as experience in management of both major and independent oil companies.”

Exhibit 32.2

8.	We note that your officer certification filed as Exhibit 32.2 references your annual report for the fiscal year ended June 30, 2009, rather than the fiscal year ended June 30, 2010. Please file a full amendment to your annual report on Form 10-K to include proper certifications. Such amendment should include newly executed officer certifications, including those required by Item 601(b)(31)-(32) of Regulation S-K.

We have amended this Exhibit to correct the error made and will furnish it with the fully amended Form 10-K for June 30, 2010 to be filed in EDGAR.

Exhibit 99.1

9.	We note the following language in the report from Allen & Crouch:

In evaluating the information at our disposal related to this report, we have excluded from our consideration all matters which require a legal or accounting interpretation, or any interpretation other than those of an engineering nature.

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

It does not appear that Allen & Crouch has “excluded from [its] consideration all matters which require a legal or accounting interpretation, or any interpretation other than those of an engineering nature.” In this regard, we note that the definition of “reserves” in Rule 4-10 (a)(26) of Regulation S-X indicates that “there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or revenue interest in the production.” We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation. Therefore, we believe Allen & Crouch should address this limiting language in one of the following ways, as deemed appropriate:

•	remove the sentence referenced above; or

•	replace the referenced sentence with a new statement that is precisely tailored to the expertise of Allen & Crouch and the circumstances under which the report was prepared.

Allen & Crouch has agreed to amend their report to remove the sentence referred to above as well as to add language requested in Item 10 below (confirming that there was no aggregate difference greater than 10%) and to remove the language referred to in comment 12 below (“standard geological and engineering methods generally accepted by the petroleum industry”). We will file the amended report with the fully amended Form 10-K for June 30, 2010 to be filed in EDGAR. Our future filings will include reports containing the revised language.

10.	We note in your independent third-party engineers’ review of your estimates of reserves, they concluded that the estimates “are, in the aggregate, reasonable…” The Society of Petroleum Engineers’ guidance specifies that “reasonable” agreement requires no aggregate difference larger than 10%. Please confirm to us that there was no aggregate difference that exceeded this threshold or, if there was, explain to us the underlying reasons for such difference and how it was addressed by you and your third-party engineers.

Addressed in Item 9 above

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

Exhibit 99.2

11.	Please confirm that all assumptions, data, methods and procedures used by your independent third-party engineers’ in the preparation of their reserves report were “appropriate for the purpose served by the report,” and ensure that such affirmation is included in their future reserve reports. Refer to Item 1202(a)(8)(iv) of Regulation S-K for additional guidance.

Allen & Crouch and RISC Pty Ltd, has revised their reports to add language confirming that all assumptions, data, methods and procedures used were “appropriate for the purpose served by the report”. We will file the revised reports from the third party engineers with the fully amended Form 10-K for June 30, 2010 to be filed in EDGAR.

Exhibits 99.1 and 99.2

12.	While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “standard geological and engineering methods generally accepted by the petroleum industry” or “generally accepted petroleum engineering and evaluation principles.” With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

The language referred to above from the Allen and Crouch report “standard geological and engineering methods generally accepted by the petroleum industry”, has been removed from the report as indicated in our reply to comment 9 above. The revised report will be filed with the fully amended Form 10-K for June 30, 2010 to be filed in EDGAR.

We have discussed the language referred to above, “generally accepted petroleum engineering and evaluation principles.” with the staff from RISC Pty Ltd, and they have revised their report to remove the language. We will file the revised report with the fully amended Form 10-K for June 30, 2010 to be filed in EDGAR.

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

Definitive Proxy Statement

Director Compensation Table, page 9

13.	Please revise your disclosure to provide for each director the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year-end. See Instruction to Item 402(k)(2)(iii) and (iv).

The Company has reviewed the instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K (the “Instruction”) and the Staff’s interpretation of the Instruction and will, in future proxy statement filings, revise the footnotes to its Director Compensation Table to disclose the aggregate number of unexercised stock awards and unvested stock awards held by each of the Company’s directors at fiscal year-end.

The table set forth on Page 9 of the Company’s proxy statement filed on October 25, 2010 (the “Proxy Statement”) will, in future filings, be revised (in Footnote 10, as marked below) substantially as follows:

Director Compensation Table

The table below sets forth the compensation paid by the Company and by Magellan Petroleum Australia Limited, our wholly-owned subsidiary located in Brisbane, Australia (“MPAL”), to our directors during the fiscal year ended June 30, 2010.

Company Board Fees – fiscal year 2010 (all amounts shown are in U.S. Dollars ($))

Name	Fees Earned or Paid in Cash (1)(9)	Stock Awards (10)(11)	Option Awards (10) (12)	All Other Compensation (13)	Total ($)

Donald V. Basso (2)	$95,710	$44,650	$0	$9,000	$149,330

Nikolay V. Bogachev (3)	$51,728	$14,700	$0	$9,000	$75,428

William H. Hastings (4)	$0	$0	$0	$0	$0

Walter McCann (5)	$124,166	$100,650	$0	$9,000	$233,816

Robert J. Mollah (6)	$112,338	$44,650	$0	$12,608	$169,596

Ronald P. Pettirossi (7)	$103,166	$44,650	$0	$9,000	$156,816

J. Robinson West (8)	$9,935	$280,000	$0	$2,571	$292,506

J. Thomas Wilson (3)	$51,728	$350,700	$0	$9,000	$411,428

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

[FOOTNOTES 1-9 and 10-13 HAVE BEEN OMITTED]

(10) The amounts shown in the “Stock Award” and “Option Award” columns represent the aggregate grant date fair value of the equity awards made during the fiscal year ended June 30, 2010 calculated in accordance with ASC Topic 718. As of June 30, 2010, our directors held the following unexercised stock option awards (whether or not exercisable) and unvested restricted stock awards:

Unexercised Stock Options and Unvested Restricted Stock Awards as of June 30, 2010

Name	Unexercised Stock Options	Restricted Stock Awards

Donald V. Basso	125,000	0

Nikolay V. Bogachev	0	0

William H. Hastings	2,712,500	0

Walter McCann	175,000	25,000

Robert J. Mollah	125,000	0

Ronald P. Pettirossi	125,000	0

J. Robinson West	250,000	83,334

J. Thomas Wilson	687,500	100,000

14.	With a view toward disclosure, please tell us why you granted a “make-up payment” to certain of your directors during your 2010 fiscal year.

The Company’s compensation policy for its non-employee directors (the “Policy”) was originally adopted by the Board in May 2009, and has been subsequently amended as described at page 11 of the Proxy Statement. The adoption of the Policy resulted from the completion of compensation study undertaken in 2008 on behalf of the Compensation, Nominating and Governance Committee (the “CNG Committee”). The Policy is designed to provide the Company’s non-employee directors with a portion of their annual Board compensation in the form of equity, in order to further align directors’ interests with the interests of all shareholders and compliment the Company’s share ownership guidelines for non-employee directors (which require each non-employee director to acquire ownership of at least 100,000 shares on or before July 1, 2013), which was described at page 12 of the Proxy Statement.

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

The Policy originally provided that each non-employee director may receive an award of shares of Common Stock under Section 9 of the Company’s Stock Incentive Plan (the “Plan”) with a value equal to $35,000, with the determination of the exact number of shares to be made on July 1st each year. The number of shares for each director award pursuant to such Section 9, however, is subject to a maximum annual cap of 15,000 shares. Any difference between the value of the equity award shares and $35,000 is added back to the amount of the Board member’s cash retainer paid each year. On June 23, 2010, the Board approved an amendment to the Plan to permit the CNG Committee to, in its discretion, grant an annual stock award to each non-employee director on either July 1st or on the date of the subsequent annual shareholder meeting.

Footnote disclosure to the Directors Compensation Table set forth on Page 9 of the Proxy Statement provides that the Company made “make up payments” in the amount of $18,350 to four of its non-employee directors during the fiscal year ended June 30, 2010. Specifically, the Board on July 1, 2009 awarded 15,000 shares of unrestricted common stock to each of Messrs. Basso, McCann, Mollah and Pettirossi, pursuant to the Policy. As noted in the directors Forms 4 filings made on July 6, 2009, the fair market value of the shares awarded was $1.11 per share, or $16,650 in the aggregate for each director’s award. The amount of each $18,350 cash payment represents the difference between the $35,000 award value prescribed in the Policy and the $16,650 aggregate value of each award made on July 1, 2009.

In future filings, the Company will, if it makes any “make-up” payments in cash to its non-employee directors under the Policy, explain why such payments have been made.

Certain Relationships and Related Person Transactions, page 17

15.	With respect to your policies and procedures for the review, approval or ratification of related party transactions, please disclose the standards to be applied by your board or a special committee of your board pursuant to such policies and procedures. See Item 404(b)(1)(ii) of Regulation S-K.

We have reviewed Item 404(b)(1)(ii) of Regulation S-K and your related comment. In future proxy statement filings, the Company proposes to include disclosure, similar to that which is reflected below, as applicable, regarding the standards utilized by the Board or a designated committee thereof, to review and approve transactions with related persons.

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

Certain Relationships and Related Person Transactions

“The Board is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest.

The Company has adopted Standards of Conduct, a copy of which is located on the Company’s website, www.magellanpetroleum.com, under the heading “Corporate Governance”, which addresses conflicts of interest and related person transaction matters. The Company recognizes that transactions between the Company and any of its directors or executives can present potential or actual conflicts of interest. Therefore, as a general matter, and in accordance with the Company’s Code of Conduct, it is the Company’s preference to avoid such transactions. The Company recognizes, however, that the exercise of judgment is required in determining the applicability of the Company’s policy to any given situation. Accordingly, to the extent that a related person transaction with a member of the Board or an executive officer is presented for consideration, it is Company policy to have the Board, and/or a designated committee thereof, review and approve the transaction. It is the practice of the Board and/or its designated committee to only approve a transaction with a related person if the Board or committee finds that the transaction is in the best interests of the Company and its shareholders.

Moreover, annually, the Corporate Secretary obtains responses of the directors and executive officers to questions regarding the employment of family and other relationships to assist the Board in identifying potential conflicts of interest. Based on these reviews, the Board has determined that other than as set forth below, the Company did not engage in any transactions with related persons during the fiscal year ended June 30, 2010 or up to the date of this proxy statement which would require disclosure under Item 404 of Regulation S-K. Certain transactions described below between the Company and entities controlled by Nikolay Bogachev, a director of the Company, were considered and approved by a Special Committee of the Board, discussed above under the heading “Special and Ad Hoc Board Committees.”

16.	We note your disclosure at page 20 regarding the restrictions on share transfers set forth in the Investor’s Agreement. Please revise your disclosure to clarify, if true, that such restrictions will end on December 31, 2012. In that regard, we note that the restrictions on share transfer set forth in Section D of the Investor’s Agreement filed as Exhibit 10.3 to the current report on Form 8-K filed on August 11, 2010, only appear to apply during the “Interim Period” defined in the agreement. In addition, please revise your disclosure to briefly describe the parties that would be considered “Permitted Transferees” under the Investor’s Agreement.

We have reviewed your comment and the corresponding terms of the Investor’s Agreement. In future proxy statement filings, the Company proposes to include disclosure, as applicable, similar to that which is reflected below, to: (i) clarify the limitations on the transfer of Shares; and (ii) briefly describe the parties that would be considered “Permitted Transferees” under the Investor’s Agreement.

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

“The Investor’s Agreement also restricts the Investor from transferring the Shares during the Interim Period. Under the Investor’s Agreement, the Investor may transfer Shares during the Interim Period under the following circumstances, subject to specific conditions, including the prior consent of the Company: (i) to a “Permitted Transferee” (e.g. an affiliate of the Investor; any person in which the Investor or its affiliates holds a majority economic interest; any person which is managed by the Investor or its affiliates; or any bank or other institutional lender foreclosing on any of the Shares or any person purchasing any of the Shares in a foreclosure sale as contemplated under the Investor’s Agreement); (ii) to the Company or any of its subsidiaries; (iii) pursuant to any tender offer, exchange offer, merger, consolidation, reclassification, reorganization, recapitalization or other similar transaction; provided that such transaction is an “Approved Transaction” (as defined in the Investor’s Agreement); and (iv) to make a bona fide pledge of any or all of the Shares to secure bona fide indebtedness for borrowed money from one or more banks or other institutional lenders; provided that any pledge or grant of any other encumbrance to secure the indebtedness shall not be in an amount in excess of 30% of the then-fair market value of the Shares.”

Executive Compensation, page 26

Objectives of Our Compensation Program, page 27

17.	Provide further explanation of how the board “strives[s] to maintain compensation programs that are generally competitive within the … industry in the United States and in Australia.” To the extent that the board engages in benchmarking of total compensation, or any material element of compensation, identify the benchmark and, if applicable, its components (including component companies). See Item 402(b)(2)(xiv) of Regulation S-K. Refer also to Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In that regard, we also note your disclosure at page 28 that your compensation consultant analyzed the compensation of the President or CEO of peer group companies as part of its work on your President and CEO’s compensation package.

With respect to how the board “strive[s] to maintain compensation programs that are generally compentative within the … industry in the United States and Australia”, please see our response to comment 19.

The Company has reviewed Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations. As described below, the Board did not

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

use a benchmark to base or justify the total compensation, or a material element thereof, awarded by the Board to Mr. Hastings, the Company’s President and CEO, on December 11, 2008 upon compensation information about other companies. Set forth below is a supplemental explanation of the decisions made by the CNG Committee and the Board in late 2008 regarding Mr. Hastings’ compensation package. The CNG Committee asked CR to provide background information to be used by the CNG Committee and the Board in their determination of an appropriate compensation package consisting of cash and long-term equity compensation for Mr. Hastings to serve as the Company’s new President and CEO. Representatives of CR consulted with the CNG Committee frequently during the fiscal year, prior to Mr. Hastings’ appointment on December 11, 2008. CR analyzed the proposed terms of Mr. Hastings’ employment and proposed amounts of compensation (under discussion between Mr. Hastings and the Board during October and November 2008) and compared these proposed terms and amounts to published compensation survey data and reported compensation paid by executives by a selected group of peer companies selected by CR.

As disclosed in the Proxy Statement, CR performed the following specific functions requested by the CNG Committee and the Board: (i) assembled a peer group of approximately 20 other small and medium sized oil and gas, drilling, mining and/or exploration companies, based on industry group, geographic location and comparable revenue levels (of between 50% to 200% of Magellan’s historical revenues); (ii) analyzed the compensation of the President or CEO of the peer companies by amounts and type of compensation, including cash salaries, cash bonuses and long-term incentive based compensation; (iii) assembled and analyzing widely published compensation survey data (including Mercer and ERI 2008 studies); (iv) recommended market consensus amounts and ranges for the compensation of President and CEO to the CNG Committee; and (v) conducted a comparative beneficial ownership analysis for the position of the CEO at the peer group companies.

The peer group developed by CR for the CNG Committee consisted of the following twenty (20) companies:

Company Name	Company Name

ABRAXAS PETROLEUM CORP/NV	GMX RESOURCES INC.

AURORA OIL & GAS CORP	HKN INC.

BARNWELL INDUSTRIES	NGAS RESOURCES INC

CANO PETROLEUM INC.	QUEST RESOURCE CORP.

CONSTELLATION ENERGY PRTNRS	RAM ENERGY RESOURCES INC

CRIMSON EXPLORATION INC.	TOREADOR RESOURCES CORP

ENDEAVOUR INTERNATIONAL CORP.	TRANSMERIDIAN EXPLORATION INC.

GASCO ENERGY INC.	WARREN RESOURCES INC.

GASTAR EXPLORATION LTD	DOUBLE EAGLE PETROLEUM CO.

GEOMET INC.	LEGACY RESERVES, LP

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

CR assessed for the CNG Committee the proposed cash and equity compensation package for Mr. Hastings’ by analyzing cash compensation and total compensation paid to the CEO of each of the peer companies and by calculating the mean, median, average and regression compensation figures from the published survey data. CRI also took into account the value of long-term incentive compensation, by reviewing the size (number of shares), form (options and/or restricted shares) and value of the long-term equity awards made by the peer companies to their CEOs during the prior three year period. To calculate the overall market consensus, peer group and published survey data were averaged at a weighting of 2:1, respectively.

In the Study, CR specified market consensus ranges for the following compensation categories – annual base salary, total cash compensation and total compensation (including long-term equity awards) and also described the percentage ranges of equity beneficially owned by the CEOs of the peer group companies based on a review of these companies’ public filings.

In making its determination in December 2008 to recommend to the Board the compensation package for Mr. Hastings, the CNG Committee did not base or justify Mr. Hastings’ total compensation, or any material element of his compensation, on the market consensus ranges or any other compensation figures or percentages provided by CR. Rather, the CNG Committee and the Board requested and reviewed this information to confirm its general understanding of current compensation practices in the oil and gas industry for the President/CEO position and to assess the reasonableness of Mr. Hastings’ proposed total compensation and the proposed amounts of the cash and long-term equity components. The CNG also specifically considered that Mr. Hastings was willing to accept lower cash compensation than the market consensus figures and had requested that he receive additional long-term equity compensation to be awarded upon his hiring.

18.	We note your statement at page 27 that compensation awards “are at the complete discretion of the Board, as applicable.” However, this does not appear to be consistent with your disclosure regarding the terms of your employment agreements with your named executive officers. Please revise.

While it is true that the Board ultimately approves the base salaries, annual cash bonuses, equity-based awards and benefit packages of the Company’s NEOs, it only does so after such matters are initially reviewed and approved by the CNG Committee. Accordingly, in future proxy statement filings, the Company intends to amend the disclosure in question as follows:

“The award of base salary, annual cash bonuses, equity-based awards and benefit packages to our NEOs are approved by the Board after such matters are initially reviewed and approved by the CNG Committee and thereafter recommended by the CNG Committee to the Board for approval.”

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

19.	Please revise your disclosure to clarify your statement at page 27 that officers will receive awards of equity compensation of a sufficient value “to adequately augment their cash salaries.” If applicable, please explain how such considerations impacted your board’s determination of equity grants made in fiscal year 2010. In addition, please disclose how you determined the amount of the option awards granted to William Begley and Susan Filipos during your 2010 fiscal year. See 402(b)(1)(v) of Regulation S-K.

Below is supplemental disclosure to clarify the Company’s statement on page 27 that executive officers will receive awards of equity compensation of a sufficient value “to adequately augment their cash salaries.” The supplemental disclosure also includes factors considered by the CNG Committee and the Board in determining the equity compensation awarded to Ms. Filipos and Mr. Begley during the 2010 fiscal year consistent with the Compensation Objective (defined below). To the extent that the Company continues to implement the Compensation Objective, similar disclosure will be included in future proxy statement filings regarding the use of equity compensation to supplement the cash salaries of executive officers. Disclosure shall also be included in future proxy statement filings regarding the factors utilized to determine the amount of equity compensation awarded to executive officers consistent with Item 402(b)(1)(v).

“Our executive officers will receive awards of equity compensation to supplement their cash salaries. Despite the Company’s small market capitalization, equity compensation permits the Company to attract talented executives and to offer attractive overall compensation packages by permitting our executive officers to participate in the future growth of the Company (through an increase in the price of the stock acquired through the equity awards) in lieu of receiving a higher up-front base salary. The use of equity compensation as a component of an executive officer’s overall compensation package is consistent with the Company’s objective to: (i) motivate and reward executive officers in a fiscally responsible manner; (ii), align the interests of executives officers with those of shareholders; and (iii) conserve cash resources to fund the Company’s growth plans and strategic objectives” (together, the “Compensation Objective”).

Our President/CEO designed the compensation packages for both Ms. Filipos and Mr. Begley based on this Compensation Objective. To determine the equity compensation to be included as part of each of Ms. Filipos’ and Mr. Begley’s overall compensation package awards in fiscal year 2010, management considered their respective job responsibilities, their respective cash-based salary, the perceived value of the equity compensation, the compensation packages for other Company employees, and the number of shares approved for issuance by the Company’s shareholders through the Company’s Stock Incentive Plan. Management also considered publicly available compensation information for executives working for similarly situtated companies operating within and outside Portland, Maine (the employment market in which the Company’s headquarters in located) and that appeared to our President/CEO to maintain a similar approach to executive compensation. The compensation package (including the amount

Donald F. Delaney, Esq.

U.S. Securities and Exchange Commission

March 30, 2011

of proposed equity compensation) was then presented to the executive officers for review and negotiation. In approving, and recommending to the Board for approval, the equity compensation portion of each executive officer’s compensation package, the CNG Committee considered the Compensation Objective, the recommendations of management, the perceived value of the options and proposed cash salary in light of the duties to be performed and compensation packages previously approved for other Company employees.

* * * * * *

In responding to the Staff’s comments and as you have requested, by our signature below, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its SEC filings;

•	SEC staff comments, or changes to disclosures in response to those comments, do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.

* * * * * *

Once again, thank you for your comments. If you have any questions, please feel free to call me at 207-619-8500 or Leslie K. Klenk of Bernstein Shur, legal counsel to the Company, at 207-228-7295.

Sincerely,

/s/ William H. Hastings

William H. Hastings
President and Chief Executive Officer
Magellan Petroleum Corporation

cc:	Antoine J. Lafargue

Ronald Pettirossi